SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 001-09320

Wyndham International

Employee Savings & Retirement Plan

1950 Stemmons Fwy., Suite 6001

Dallas, TX 75207

(Address of principal executive office)

Wyndham International, Inc.

(Name of Issuer of the Securities held pursuant to the Plan)

1950 Stemmons Fwy., Suite 6001

Dallas, TX 75207

(214) 863-1000

REQUIRED INFORMATION

The Wyndham International Employee Savings and Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”)

Item 4. In lieu of the requirements of Items 1, 2, and 3 of Form 11-K, the following financial stetements and schedules of the Plan (which have been prepared in accordance with the financial reporting requirements of ERISA), notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Form 11-K:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Statements of Net Assets Available for Benefits for December 31, 2003 and 2002.

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003.

(d)	Notes to Financial Statements.

(e)	Schedule H: Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003.

(f)	Schedule G: Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: July 12, 2004	Wyndham International Employee Savings & Retirement Plan

By: /s/ Dixie Sweeney
Plan Administrator

EXHIBITS

Exhibit	Description
23.1	Consent of PricewaterhouseCoopers LLP

99.1	Annual Financial Statements of the Wyndham International Employee Savings & Retirement Plan as of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-69034) of Wyndham International, Inc. of our report dated July 7, 2004 relating to the financial statements and supplemental schedules of the Wyndham International Employee Savings & Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Dallas, Texas

July 12, 2004

Wyndham International

Employee Savings &

Retirement Plan

Financial Statements and

Supplemental Schedules

December 31, 2003 and 2002

Wyndham International

Employee Savings & Retirement Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits Year Ended December 31, 2003	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule I – Schedule of Assets (Held at End of Year)	9

Schedule II – Schedule of Nonexempt Transactions	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Wyndham International Employee Savings & Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Wyndham International Employee Savings & Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 7, 2004

Wyndham International

Employee Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Assets
Investments, at fair value	$53,240,826	$38,000,194
Guaranteed contract, at contract value	31,924,121	31,979,478
Participant loans	3,110,638	3,403,438
Cash equivalents	10,540	20,597

Total investments	88,286,125	73,403,707

Employer contributions receivable	70,120	81,454
Participant contributions receivable	237,847	284,119

Total assets	88,594,092	73,769,280

Liabilities
Excess contributions payable to participants	731,052	—

Net assets available for benefits	$87,863,040	$73,769,280

The accompanying notes are an integral part of these financial statements.

Wyndham International

Employee Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

2003

Additions to net assets attributed to:
Investment income:
Interest	$1,244,140
Dividends	116,134
Net appreciation in fair value of investments	12,891,305

Total investment income	14,251,579

Contributions:
Employer	3,137,763
Participant	10,941,039
Rollover	285,909

14,364,711

Total additions	28,616,290

Deductions from net assets attributed to:
Benefit payments	13,148,235
Administrative expenses	400,718
Participant loans terminated due to withdrawal of participants	973,577

Total deductions	14,522,530

Net increase	14,093,760

Net assets available for benefits:
Beginning of year	73,769,280

End of year	$87,863,040

The accompanying notes are an integral part of these financial statements.

Wyndham International

Employee Savings & Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

The following description of the Wyndham International Employee Savings & Retirement Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan established effective March 1, 1991 and most recently amended December 19, 2001, retroactively effective January 1, 2001. Non-union employees of Wyndham International, Inc. and its affiliates (collectively, the “Company”) become eligible to participate upon completing one year of service and attaining the age of 21. Certain union employees are eligible to participate in the Plan as described by specific bargaining agreements with the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute an amount equal to not less than one percent of eligible compensation, as defined in the Plan document, subject to certain IRS limitations. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed account, various pooled separate accounts, mutual funds and Company common stock as investment options for participants. Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

For each $1.00 of participant pre-tax contributions, up to 4% of eligible compensation, the Company will make a matching contribution in cash of $0.50. The Company may also make discretionary matching contributions and non-elective contributions in amounts to be determined by management. The Company did not make any discretionary matching contributions or non-elective contributions during 2003 or 2002. The Company contributions are invested directly in the above pooled separate account investments, guaranteed investment contract, Company stock, or mutual funds as directed by the participant. Company matching contributions are recorded each pay period. Discretionary matching and non-elective contributions, if any, are recorded when authorized and issued.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested. A year of service is a calendar year in which the employee has worked at least 1,000 hours.

Wyndham International

Employee Savings & Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

Forfeitures result from non-vested Company contributions remaining in the Plan for terminated employees. The forfeiture reserve of $401,054 and $185,689 at December 31, 2003 and 2002, respectively, is included in the CIGNA Guaranteed Long-Term Account and is available to offset Company contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2003, Company cash contributions were offset by $4,991 from forfeited non-vested accounts. In 2003, Plan expenses of $245,652 were paid from forfeited non-vested accounts.

Benefit Payments

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of Company stock, a combination of both or a direct rollover to an eligible retirement plan. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Participant Loans

Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loan terms are generally up to five years, except in the case of purchase of a primary residence, in which case the term is up to ten years. A loan is collateralized by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.00% to 11.00% and 5.25% to 11.00% for the years ended December 31, 2003 and 2002, respectively.)

Administrative Expenses

The Plan is responsible for payment of the trustees’ expenses and fees, however the Company may pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Cash Equivalents

Contributions received prior to year-end and awaiting investment in the appropriate investment option at December 31, 2003 and 2002 are invested in the CIGNA Guaranteed Short-Term Account, which is stated at fair value.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting. Certain prior year amounts were reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Plan investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported.

Wyndham International

Employee Savings & Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

Investment Valuation

Investments in the guaranteed account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company (“CG Life”). Participant loans are stated at cost plus accrued interest, which approximates fair value. Mutual funds are stated at net asset value. Company common stock is valued at fair value as determined by quoted market prices. Company preferred stock is valued by management by estimating equivalent common shares, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

The Plan presents the net change in fair value of investments, which consists of unrealized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distribution from such investments, in the accompanying statement of changes in net assets available for benefits.

3.	Investments

The following presents investments of the Plan as of December 31, 2003 and 2002. Investments that represent five percent or more of the Plan’s net assets are separately identified with (*).

	2003		2002

CIGNA Guaranteed Long-Term Account	$31,924,121	*	$31,979,478	*
CIGNA Fidelity Puritan Fund	10,809,383	*	8,741,562	*
CIGNA Large Cap Value/John A. Levin & Co. Fund	13,686,223	*	10,606,867	*
Franklin Mutual Qualified Fund	7,924,799	*	6,233,117	*
Franklin Small Cap Growth Fund	8,140,114	*	5,703,351	*
Other Pooled Separate Accounts	9,114,610		5,688,480
Other Mutual Funds	648,855		263,430
CIGNA Guaranteed Short-Term Account	10,540		20,597
Wyndham International, Inc. Common Stock	2,915,743		762,915
Wyndham International, Inc. Preferred Stock	1,099		472
Participant Loans	3,110,638		3,403,438

	$88,286,125		$73,403,707

Interest	$1,244,140
Dividends	116,134

Wyndham International

Employee Savings & Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

During the year ended December 31, 2003, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

2003

Pooled Separate Accounts	$6,991,500
Company Common Stock	1,897,567
Company Preferred Stock	(16,515)
Mutual funds	4,018,753

Net appreciation in fair value of investments	$12,891,305

4.	Investment Contracts with Insurance Company

The Plan has entered into a contract with CG Life which allows investment in the CIGNA Guaranteed Long-Term Account (“Long-Term Account”). Amounts deposited under this contract plus earnings are direct obligations to the Plan of CG Life. For the Plan’s investment in the Long-Term Account, the Plan is credited with interest at the interest rate specified in the contract which was 3.30% and 4.60% for the years ended December 31, 2003 and 2002, respectively, net of asset charges. CG Life prospectively guarantees the interest rates credited for the Long-Term Account for six month periods. As discussed in Note 2, the Long-Term Account is included in the financial statements at contract value which, principally because of the periodic interest rate reset process, approximates fair value. In certain instances when total distributions or transfers in the Long-Term Account within a calendar year exceed pre-determined thresholds (e.g. 10% of the balance of the Fund on the 1st day of the year), transactions in the Long-Term Account may face certain restrictions, in accordance with the contract terms. No restrictions were placed on transfers or distributions during 2003 or 2002, and no restrictions are anticipated for 2004.

5.	Related-Party Transactions

Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. The Plan holds common and preferred shares of Wyndham International, Inc., the Plan sponsor, and these qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

The Plan invests in a unitized stock fund, Wyndham International, Inc. Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of Wyndham International, Inc., the Plan sponsor. The unit values of the Fund are recorded and maintained by CIGNA Financial Services, Inc. During the year ended December 31, 2003, the Plan purchased units of the Fund in the approximate amount of $773,000, sold units of the Fund in the approximate amount of $518,000, and had net appreciation on the Fund in the amount of $1,897,567. The total value of the Plan’s interest in the Fund was $2,915,743 and $762,915 at December 31, 2003 and 2002, respectively.

Wyndham International

Employee Savings & Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 5, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. No subsequent amendments have been made to the Plan.

8.	Nonexempt Transactions

Management has determined that certain nonexempt transactions occurred during 2003 and 2002. These violations involved the submission of participant contributions to the Plan later than the 15th business day of the month following the month in which amounts were withheld from compensation. Plan participants’ accounts were credited with retroactive earnings on the late amounts. Management believes that the transactions should not affect the tax-qualified status of the Plan.

Wyndham International Employee Savings & Retirement Plan Schedule H, Line 4i – Form 5500—Schedule of Assets (Held at End of Year) December 31, 2003	Supplemental Schedule I

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	Connecticut General Life	CIGNA Guaranteed Long-Term
	Insurance Company	Account	$31,924,121

*	Connecticut General Life Insurance Company	CIGNA Fidelity Puritan Fund	10,809,383

*	Connecticut General Life Insurance Company	CIGNA International Blend/Bank of Ireland Fund	985,645

*	Connecticut General Life Insurance Company	CIGNA INVESCO Dynamics Fund	1,907,954

*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/ John A. Levin & Co. Fund	13,686,223

*	Connecticut General Life Insurance Company	CIGNA S&P 500 Index Fund	3,261,812

*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger Fund	2,959,199

	Franklin Templeton Mutual Funds	Franklin Mutual Qualified Fund	7,924,799

	Franklin Templeton Mutual Funds	Franklin Small Cap Growth Fund	8,140,114

	Marsico	Marsico Growth Fund	648,855

*	Wyndham International, Inc.	Wyndham International, Inc. Common Stock	2,915,743

*	Wyndham International, Inc.	Wyndham International, Inc. Preferred Stock	1,099

*	Plan Participants	Participant Loans (5.25% to 11.00%) Various terms	3,110,638

*	Connecticut General Life Insurance Company	Cash Equivalents (CIGNA Guaranteed Short-Term Account)	10,540

	Total		$88,286,125

*	Indicates a party-in-interest to the Plan.

Wyndham International Employee Savings & Retirement Plan Schedule G (Part III) Form 5500 – Schedule of Nonexempt Transactions Year Ended December 31, 2003	Supplemental Schedule II

(a) Identity of party involved	(b) Relationship to plan, employer, or other party— in-interest	(c) Description of transactions including date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling Price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Wyndham International, Inc.	Plan Sponsor	Failure to remit October 2002 employee contributions to the trust on a timely basis**	2,333	N/A	N/A	N/A	2,333	2,347	14

Wyndham International, Inc.	Plan Sponsor	Failure to remit December 2002 employee contributions to the trust on a timely basis**	1,171	N/A	N/A	N/A	1,171	1,400	229

Wyndham International, Inc.	Plan Sponsor	Failure to remit January 2003 employee contributions to the trust on a timely basis**	504	N/A	N/A	N/A	504	518	14

Wyndham International, Inc.	Plan Sponsor	Failure to remit February 2003 employee contributions to the trust on a timely basis**	525	N/A	N/A	N/A	525	528	3

Wyndham International, Inc.	Plan Sponsor	Failure to remit March 2003 employee contributions to the trust on a timely basis**	7,608	N/A	N/A	N/A	7,608	7,873	265

Wyndham International, Inc.	Plan Sponsor	Failure to remit April 2003 employee contributions to the trust on a timely basis**	5,683	N/A	N/A	N/A	5,683	6,490	807

Wyndham International Employee Savings & Retirement Plan Schedule G (Part III) Form 5500 – Schedule of Nonexempt Transactions Year Ended December 31, 2003	Supplemental Schedule II

(a) Identity of party involved	(b) Relationship to plan, employer, or other party— in-interest	(c) Description of transactions including date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling Price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Wyndham International, Inc.	Plan Sponsor	Failure to remit May 2003 employee contributions to the trust on a timely basis**	902	N/A	N/A	N/A	902	1,835	933

Wyndham International, Inc.	Plan Sponsor	Failure to remit June 2003 employee contributions to the trust on a timely basis**	843	N/A	N/A	N/A	843	879	36

Wyndham International, Inc.	Plan Sponsor	Failure to remit August 2003 employee contributions to the trust on a timely basis**	1,672	N/A	N/A	N/A	1,672	1,732	60

Wyndham International, Inc.	Plan Sponsor	Failure to remit September 2003 employee contributions to the trust on a timely basis**	3	N/A	N/A	N/A	3	3	—

Wyndham International, Inc.	Plan Sponsor	Failure to remit October 2003 employee contributions to the trust on a timely basis**	451	N/A	N/A	N/A	451	459	8

*	Department of Labor Reg. 2510.3-102 requires that employee contributions be submitted as soon as they can reasonably be segregated from an employer’s general assets and as soon as practicable, but no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest. Management believes that these transactions should not affect the tax-qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

**	Amounts represent an accumulation of monthly payroll contributions which were remitted late.